ISSUER FREE WRITING PROSPECTUS

(SUPPLEMENTING PRELIMINARY PROSPECTUS

    SUPPLEMENT DATED MARCH 24, 2006 AND

    ACCOMPANYING PROSPECTUS DATED

    JANUARY 28, 2005)

FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-121910

Five Star Quality Care, Inc.

Issuer Free Writing Prospectus Dated March 31, 2006

The information in this Issuer Free Writing Prospectus supplements, and should be considered in connection with, the information contained in the Preliminary Prospectus Supplement dated March 24, 2006 and the accompanying Prospectus dated January 28, 2005, or the preliminary prospectus, of Five Star Quality Care, Inc., or Five Star.  The following information assumes no exercise of the underwriter’s over-allotment option.

Total shares offered: The Five Star offering has been increased from 7,000,000 shares of common stock to 10,000,000 shares of common stock.  In addition, the underwriters have been granted an over-allotment option for 1,500,000 shares of common stock.

Public offering price: The public offering price is $10.45 per share.

Last reported sale price of common stock on the American Stock Exchange on March 30, 2006:  $10.45 per share.

Proceeds to Five Star: Net proceeds to Five Star from the offering, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $98.8 million, as compared to approximately $72.5 million as reflected in the preliminary prospectus.

Common stock outstanding after the offering: Five Star shares outstanding after the offering will be approximately 30,060,934 shares, instead of 27,060,934 shares as reflected in the preliminary prospectus.

Termination fees: Five Star expects that the termination fees payable to Sunrise Senior Living Services, Inc., or SLS, for the six communities it intends to terminate will total approximately $57.1 million, as compared to $58.5 million as reflected in the preliminary prospectus.  This amount may change if Five Star terminates different management agreements than those currently contemplated.  Five Star now expects that it will deliver the termination notices to SLS, and as a result record the charge to earnings for the termination fees and report a significant loss, in the first or second quarter of 2006, as compared to the first quarter of 2006 as reflected in the preliminary prospectus.

Use of proceeds: Five Star intends to use approximately $57.1 million of the net offering proceeds to pay the termination fees to SLS relating to six communities described in the preliminary prospectus.  The $41.7 million in remaining net offering proceeds are expected to be used by Five Star for general business purposes, including for repayment of debt, for working capital and possibly for termination of additional SLS management agreements.

Pro forma information:

Five Star’s pro forma weighted average shares outstanding for the year ended December 31, 2005, as adjusted for our August equity offering and this offering, as if they occurred on January 1, 2005, would be approximately 30,061,000 shares, as compared to 27,061,000 as reflected in the preliminary prospectus.

Pro forma as adjusted earnings per share, giving effect to our acquisition of six Gordon Health Ventures, LLC, or Gordon, communities, including the related sale leaseback and line of credit financing entered into to fund the Gordon acquisition; our August 2005 equity offering; our termination of 12 SLS management agreements in November 2005, including the payment of related termination fees to SLS, the reduction in our management fees payable to SLS in respect of those 12 management agreements and the related sale leaseback transaction with Senior Housing Properties Trust of the six Gordon communities; this offering and the use of a portion of the proceeds from this offering to pay the termination fees for six SLS management agreements we intend to terminate, including the reduction in our management fees payable to SLS in respect of those management agreements, as if all of these events had been completed as of January 1, 2005, will be approximately $(4.25) per share, as compared to $(4.77) per share as reflected in the preliminary prospectus.  The pro forma loss per share includes a loss of $(4.77) per share relating to payment of SLS termination fees (consisting of $2.87 per share relating to the termination fees we incurred in 2005 and pro forma termination fees of $1.90 per share in respect of the six SLS management agreements we intend to terminate as described in the preliminary prospectus). The unaudited pro forma consolidated income statement also reflects the impact of termination fees payable to SLS of $57.1 million, as compared to $58.5 million as reflected in the preliminary prospectus.  The rest of the unaudited pro forma consolidated income statement information for the year ended December 31, 2005, as reflected in the preliminary prospectus, remains unchanged.

Pro forma as adjusted cash and cash equivalents, debt, total shareholders’ equity and total capitalization of Five Star at December 31, 2005, in each case giving effect to the offering and use of a portion of the offering proceeds to fund payment of the SLS termination fees for six SLS management agreements (and not giving effect to any possible repayment of debt or other possible uses), as if these events had been completed as of December 31, 2005, would be approximately $58.4 million, $45.3 million, $110.5 million and $155.8 million, respectively, as compared to approximately $30.7 million, $45.3 million, $82.8 million and $128.1 million as reflected in the preliminary prospectus.

Settlement date: The closing of the offering is expected to occur on April 5, 2006.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Investment Bank at 212-821-3000.

This free writing prospectus includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward looking statements, which are based upon Five Star’s present beliefs and expectations, are subject to numerous risks and uncertainties, including those described under the captions “Risk factors”, “Warning concerning forward looking statements” and elsewhere in the Preliminary Prospectus Supplement dated March 24, 2006 and the accompanying Prospectus dated January 28, 2005, all of which should be carefully considered by investors before purchasing shares of our common stock in this offering.